

Mail Stop 4561

December 29, 2008

Dr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

Re: **SRA International, Inc.**
Form 10-K For Fiscal Year Ended June 30, 2008
Form 10-Q For Fiscal Quarter Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A Filed September 16, 2008
File No. 001-31334

Dear Dr. Sloane:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended June 30, 2008

Item 1. Business.

Research and Development, page 4

1. In future filings, please include a discussion of the importance and duration of your patents. Specifically, clarify whether you hold patents in addition to the 20 patents you indicate were acquired with the Era and ICS acquisitions.

Competition, page 10

2.   Please expand your discussion in future filings regarding how you compare to
your competitors in quantitative and qualitative terms and consider appropriate
disclosure in this respect. Your discussion should give readers a meaningful
understanding of your competitive strengths and weaknesses as well as the
positive and negative factors with respect to your competitive position within the
industry in response to Item 101(c)(1)(x) of Regulation S-K.

Backlog, page 10

3.   We note your statement that you expect during fiscal year 2009 to recognize
approximately 24% of your total backlog as of June 30, 2008 and your assertion
that the estimate you provided is likely to be "inaccurate" because of various
contingencies that are beyond your control regarding receipt and timing of any
revenue. Please tell us and disclose in future filings the basis for your estimate
that you will recognize approximately 24% of total backlog and discuss more
specifically any material contingencies you believe could materially impact your
ability to recognize such revenue. In addition, consider quantifying that portion
of your backlog subject to multi-year contracts in future filings.

Regulatory Matters, page 11

4.   Please tell us why you have not included in the business section disclosure
regarding the portion of your business that may be subject to renegotiation or
termination at the election of the government. See Item 101(c)(1)(ix) of
Regulation S-K. We note disclosure elsewhere in the document, such as in risk
factors, discussing federal government contract termination rights not typically
found in commercial contracts.

Selected Financial Data, page 32

5.   Please explain how your disclosures comply with Instruction 2 of Item 301 of
Regulation S-K, which requires the presentation of long-term debt within the table
of financial data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 37

6.   We note instances in Management's Discussion and Analysis where you have not
quantified the impact of each factor identified as causing a material change in
results of operations where such changes are attributable to two or more factors.
For instance, on page 37 you disclose that the revenue increase of 18.8% to $1.51

billion in 2008 was driven primarily by the RABA and Constella acquisitions, which together accounted for $182 million of additional revenue in fiscal 2008. On page 38 you disclose that cost of services increased 17.5% during the same period, primarily due to the increased volume of services attributable to the acquired RABA and Constella contracts. Also on page 38, you attribute the change in cost of services from fiscal 2006 to fiscal 2007 to the increased volume of services provided under the FDIC contract and the volume of services attributable to RABA's existing contracts, without quantifying the impact of each. In future filings, where two or more factors, including multiple acquisitions, have contributed to a material change, please quantify the contribution of each factor identified, including any offsetting factors. See Section III.D of SEC Release No. 33-6835 and Item 303(a)(3) of Regulation S-K. Note that this comment is also applicable to your disclosure in the Form 10-Q for the quarter ended September 30, 2008.

Definition of Certain Terms used in This Management's Discussion and Analysis

Organic Growth, page 45

7.   Tell us why you have not provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K for organic revenue. This revenue appears to represent a non-GAAP measure. Also, your narrative appears to improperly identify the percentage of organic growth as 18.8% while the percentage shown in the table is 2.9%.

8.   Organic revenue as calculated suggests that this growth rate does not include the effects of acquisitions, however, by including the prior periods for those acquisitions, the growth rate appears to be affected or influenced by those periods. Explain why this measure of revenue represents organic revenue for your company, yet, this measure includes revenues prior to owning and controlling the acquired companies. Inclusion of these amounts, reflecting the decisions and results of prior owners, would therefore affect your organic growth rate. That is, explain why organic revenue should include pre-acquisition revenues instead of reducing current year revenues by acquired revenues.

9.   We have similar concerns regarding your organic growth disclosures on page 31 of your Form 10-Q for the quarter ended September 30, 2008.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 46

10.   You disclose that you invest your excess cash in high quality investments, such as direct obligations of the U.S. government and certain corporate or municipal debt obligations rated at least single-A or A-1/P-1. You further disclose that as of June 30, 2008 the carrying value of financial instruments approximated fair value, and that these investments consist primarily of corporate and municipal bonds. Please

quantify the market risk of these investments, consistent with one of the means provided by Item 305 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

11.   Explain why you have classified the "Gain from sale of Mantas" outside of "income from continuing operations." See paragraph 45 of SFAS 144. Similarly, we also note that in your Form 10-Q for the three months ended September 30, 2008 you have classified the "Gain from sale of Constella Futures Holding" outside of "income from continuing operations."

Note 19. Quarterly Financial Data (Unaudited), page F-27

12.   Please explain how your disclosures comply with Item 302(a)(1) of Regulation S-K that requires the presentation of gross profit within selected quarterly financial data. Alternatively, you can present cost of revenues instead of gross profits as allowed by Question 3 of SAB Topic 6.G.

Exhibits 31.1 and 31.2

13.   We note that you have used the term "Annual Report" instead of "report" in paragraphs 2 and 3 of the certifications, and used the term "fourth quarter" instead of "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please note that the certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. Please confirm to us and provide in future filings disclosure that conforms to the Item requirements. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Form 10-Q For Fiscal Quarter Ended September 30, 2008

Note 3. Acquisitions and Divestitures

Spectrum Solutions Group, Inc., page 6

14.   You state that if you are required to make additional payments to settle a dispute with a former shareholder of Spectrum you will record additional goodwill. Explain why goodwill will be recorded instead of a charge to the income statement. See paragraph B177 of SFAS 141. Explain why the effects of a dispute or litigation settlement should be included in the purchase price.

Additionally, explain why the $7.0 million payment in lieu of the second earn-out payment was recorded as goodwill instead of expensed. Indicate whether this payment is consistent with the terms of the earn-out provisions or whether it represents a payment to settle a dispute.

Divestiture of Constella Futures Holding, LLC, page 8

15.   Describe your consideration of SAB Topic 5.E. in accounting for this divestiture. Explain why recognizing any gain on this transaction is appropriate.

Item 1A. Risk Factors

Our contract may encounter difficulties that result in additional costs to us . . . , page 35

16.   Please tell us whether Era has experienced delays in meeting contractual delivery requirements that have resulted in material additional costs, claims, or other penalties. To the extent such material additional costs have been incurred, tell us what consideration you gave to disclosing this information.

Our operations involving foreign countries and foreign personnel . . . , page 35

17.   We note your statement that two additional potential violations of U.S. export laws were identified, one of which involved "a possible brokering violation between U.S. personnel and a foreign country." Please clarify what you mean by this and what U.S. law or laws you believe may have been violated. In addition, please describe in greater detail the sequestration agreement, including how it will be implemented and monitored.

Definitive Proxy Statement Filed September 16, 2008

Director Compensation, page 11

18.   Please tell us why you did not disclose the grant date fair value of any stock and/or option awards received by Mr. Larry Ellis during the last completed fiscal year. We note that the footnote disclosure with respect to Mr. Ellis discloses only the aggregate number of stock and options awards outstanding at fiscal year end.

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Program, page 14

19.   We note that you have omitted the names of the peer group companies used by you in fiscal 2008 in making compensation decisions. We further note on page 15 your disclosure indicating that you generally target executive base salaries at the

50th percentile for executives in similar positions at comparable companies. As it appears from your disclosure that the peer group is used for benchmarking purposes, please identify the component companies, and provide a concise discussion of how the comparative compensation information is used, including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K for more information.

20. It appears from your disclosure that corporate performance goals and individual goals and objectives are material to your annual cash incentive determinations and as such should be discussed in material detail. While you have disclosed that the annual cash incentive for Dr. Sloane is based on a formula that includes a bonus target for achieving certain predetermined corporate performance goals, a corporate multiplier, and an individual multiplier, you have not discussed how the target amounts nor the multipliers are derived and have not disclosed the individual multiplier. For Messrs. Hughes and Landew, the other named executive officers who received an annual cash incentive bonus in 2008, you merely state that you used a "similar formula," without discussing in specific terms the corporate and individual performance goals taken into consideration in establishing the incentive compensation and without discussing the actual performance achieved for each named executive. In future filings, please specifically disclose:

- How corporate and individual multipliers are established for named executive officers, including what factors are considered in determining the multipliers;

- How the target cash incentive bonuses, disclosed on page 16, are determined; and

- What corporate and individual performance goals were considered for Messrs. Hughes and Landew and how actual performance was assessed.

21. We note your disclosure on page 16 that Messrs. Hughes and Landew received restricted stock awards in fiscal 2008 and that the board did not establish quantitative equity targets, but rather determined the size of grants at the end of the fiscal year after evaluating the executives' performance and the recommendations of Dr. Sloane. In future filings, please discuss the specific elements of performance that were taken into consideration and how they were used in determining the size of the specific compensations awards.

Certain Relationships and Related Transactions, page 27

22.   You disclose that Kevin Robbins, the son-in-law of your former executive officer Dr. DiPentrima, is a senior principal with compensation of $192,855 in 2008. We were unable to identify his position with the company in your disclosure documents. Please tell us, and disclose in future filings, Mr. Robbins' position with the company.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters.

Dr. Stanton D. Sloane
SRA International, Inc.
December 29, 2008
Page 8

Please address questions regarding all other comments to Kevin Dougherty, Staff
Attorney, at (202) 551-3271or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-
3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief